Exhibit 99.1

FOR IMMEDIATE RELEASE	Toronto Stock Exchange Symbol: CPH
NASDAQ Symbol: CPHR

CIPHER PHARMACEUTICALS INC. ANNOUNCES
ADOPTION OF ADVANCE NOTICE BY-LAW

MISSISSAUGA, Ontario, December 18, 2014 — Cipher Pharmaceuticals Inc. (the “Company”) (TSX: CPH; NASDAQ: CPHR) (“Cipher” or “the Company”) announced today that its Board of Directors has approved a By-Law (the “Advance Notice By-Law”) that requires advance notice to the Company where director nominations are made by shareholders of the Company, subject to specified exceptions.  The Advance Notice By-law is similar to the Advance notice by-laws adopted by many other Canadian public companies and will help to ensure that all shareholders receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner.

Under the Advance Notice By-Law, advance notice of nominations must be given to the Company.

•                  in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement; and

•                  in the case of a special meeting of shareholders (which is not also an annual meeting,) not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

For an effective nomination to occur, a shareholder is required to provide the Company with certain information, enumerated in the Advance Notice By-Law, about the nominating shareholder and its proposed nominees in the time frames set out above.  The by-law does not apply to nominations made by or at the direction or request of one or more shareholders pursuant to a proposal submitted to the Company in accordance with the Business Corporations Act (Ontario) (the “Act”) or a requisition of meeting submitted to the directors in accordance with the Act.

The Advance Notice By-Law is effective immediately.  Shareholders will be asked at the next shareholder meeting to confirm and ratify the Advance Notice By-Law, a copy of which has been filed under the Company’s profile at www.sedar.com.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a growing specialty pharmaceutical company with three commercial products and a fourth in development, which are improved formulations of successful marketed drugs. We acquire products that fulfill high unmet medical needs, manage the required clinical development and regulatory approval process, and market those products either directly or through partners. Our core capabilities include clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved regulatory marketing approval in the U.S. and Canada for all three of our original products and completed eight marketing partnerships, generating growing revenue streams and shareholder value.

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company’s Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to; the applicability of patents and proprietary technology; patent litigation and patent infringement; regulatory approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

For more information, please contact:

In Canada:	In the United States:
Craig Armitage	Michael Moore
TMX Equicom	TMX Equicom
(416) 815-0700 ext 278	(858) 886-7813
carmitage@tmxequicom.com	mmoore@tmxequicom.com